UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40044

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURITIES CAPITAL CORPORATIONS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2107 5TH AVENUE NORTH, STE 500
(No. and Street)

BIRMINHAM	AL	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL JONES — (203) 307-7870
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC
(Name – *if individual, state last, first, middle name*)

1928 Jackson Ln.	China Spring	TX	76633
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael A. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Capital Corporation, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Michael A. Jones
Signature

Chairman & CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities Capital Corporation

Independent Auditor's Report

For Year Ended December 31, 2019

CONTENTS

TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Directors and Shareholders of Securities Capital Corporation

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Securities Capital Corporation (the "Company") as of December 31, 2019, and the related statements of operations, stockholders' equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Emphasis on Matter

As discussed in the notes to the financial statements, the Company restated its opening stockholder's equity balance for the correction of unrealized losses recorded on stocks and securities owned in the prior year.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
May 8, 2020

We have served as the Securities Capital Corporation's auditor since 2019.

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Securities Capital Corporation
Balance Sheet
As of December 31, 2019

ASSETS	
Current Assets	
Checking/Savings	
Alamerica Bank	32,689
Saxony - Proprietary	3,184
Total Checking/Saving	35,873
Accounts Receivable	
Accounts Receivable	7,500
Commissions Receivable	3,693
Total Accounts	11,193
Other Current Assets	
Money Market	33,440
Clearing Deposit-Pershing	26,291
Clearing Deposit-Saxony	3,277
Stocks and Securities Owned	2,127
Total Current Assets	65,135
Total Assets	112,201
LIABILITIES & EQUITY	
Liabilities	1,250
Total Liabilities	1,250
Stockholder's Equity	
Common Stock	5,000
Paid In Capital	319,161
Prior period Adjustment	-2,490
AOIC	-5,865
Retained Earnings	-168,420
Net Earnings	-36,435
Total Equity	110,951
Liabilities & Shareholder Equity	112,201

The accompanying notes are an integral part of these financial statements

Securities Capital Corporation
Statement of Comprehensive Loss
For the year ended December 31, 2019

Ordinary Income/Expense	
Income	
Saxony Commissions	65,553
Underwriting Revenue	34,706
12b-1 commissions	13,293
Consulting income	7,500
Total income	121,053

Expense	
Advertising and Promotion	55
Bank Service charges	593
Business licenses and Permits	704
Charitable Contributions	320
Clearing Charges	45,931
Office supplies	1,954
Postage and delivery	205
Professional Fees	12,102
Rent expense	13,750
Telephone Expense	10,963
Compensation	69,811
Commissions	1,100
Total Expenses	157,488
Total Operating Loss	(36,435)
Other Comprehensive Income-Unrealized gain on securities held for resale	96
Comprehensive Loss	(36,339)

The accompanying notes are an integral part of the financial statements

Securities Capital Corporation
Statement of Cash Flows
For the Year Ended December 31, 2019

OPERATING ACTIVITIES	
Net Loss	(36,435)
To net cash provided by operations:	
Commissions Receivable	(718)
Liabilities	1,050
Accounts Receivable	(7,500)
Other assets	(59)
Net cash used in Operating Activities	(43,662)
FINANCING ACTIVITIES	
Contributions	10,000
Other Comprehensive Income	96
Prior Period Adjustment	(2,490)
Net cash provided by Financing Activities	7,606
Net Cash decrease for year	(36,056)
Cash at the Beginning of the Period	$71,930
Cash at end of year	$35,873

Securities Capital Corporation

Statement of Changes in Stockholder's Equity

As of and for the Year-Ended December 31, 2019

	Shares	Amount	Paid-in-Capital	AOCI	Retained Earnings	Total Equity
Balance as of January 1, 2019	200	$5,000	309,161	(5,961)	(168,420)	139,780
Restatement (See Note K)				(2,490)		(2,490)
Addition to paid-in-capital			10,000			10,000
Other Comprehensive Income				96		96
Net Income					($36,435)	($36,435)
Balance at December 31, 2019	200	$5,000	319, 161	(8,355)	($204,855)	$110,951

Securities Capital Corporation
Notes to Financial Statements
As of and for the Year-Ended December 31, 2019

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below.

ORGANIZATION

Securities capital Corporation (the "Company"), an Alabama corporation, is engaged in the buying and selling of investment securities as a registered broker-dealer with the securities and exchange Commission (SEC) and participates in the municipal bonds securities market. It is also regulated by the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB). The Company's Financial Statements are presented in accordance with the accounting principles generally accepted in the United States of America. The company began operations in 1988 and its Chairman & Chief Executive Officer and Vice Chairman wholly owns all common stock of the Company. The Company's primary business consists of providing security brokerage services to individuals and institutional investors which generate substantially all of its commission revenues. All securities transactions are settled through a clearing broker on a fully disclosed basis.

Description of the Business

The Company, located in Birmingham, Alabama, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c-3-3(k)(2)(ii) which provides that all funds and securities belonging to the Company's customers are held by a Clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and according reflect all significant receivables, payables and other liabilities.

Cash and Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Account Receivables - recognition of bad debts

The Company considers receivables to be fully collectible; accordingly, no allowances for doubtful accounts is required. If accounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commissions Receivable and Accounts Receivable are recorded by the Company when the services are rendered.

Income taxes

Effective January 1, 2002, the Company elected "S" Corporation status for federal income tax purposes by the shareholders. Accordingly, no federal income taxes are required in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial at amounts that are approximate to fair value. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risks.

Comprehensive Income

Statement of Financial Accounting Standards (FAS) no. 130, Reporting Comprehensive , establishes requirements for disclosure of comprehensive income that include certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustment.

Concentrations

The Company has revenues concentrations. The Company specializes in the sale of securities.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 5c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain net capital, as defined under such provisions. Net and related capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as net capital in the audited computation of net capital and the broker-dealer's corresponding Part II A of the focus report required under 15c3-1.

NOTE C - POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the Clearing Broker who carries the customer accounts.

NOTE D - OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with the Clearing broker-dealer is an indemnification clause. **This** Clause relates to instances where the Company's customers fail to settle securities Transactions. In the event this occurs, the Company will indemnify the Clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2019, management of the Company had not been notified by the Clearing broker-dealer, nor were they otherwise aware of any potential losses related to the indemnification.

NOTE E- MARKETABLE SECURITIES AND FAIR VALUE

Management calculates the fair value of financial instruments on the books by determining the quoted value of the securities based upon prices provided by the clearing firm as of the close of the last trading day in the year multiplying this price by the number of shares that are owned on the last trading day of the year and are owned by the Company and reported on the Company's books as marketable securities.

The following information should not be interpreted by the financial statement user as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets, liabilities and credits. Due to a wider range of valuation techniques, circumstances and the degree of subjectivity used in making estimates, comparisons between the Company's disclosures and those of other companies and entities may not be meaningful. The following methods were used to estimate the fair values of the Company's financial instruments as December 31, 2019. There has been no significant or any changes in methodology for estimating fair value of the Company's financial instruments since December 31, 2019.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quotes in active market for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements to significant unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs quoted other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Investments in Equity Securities

Based on the review performed, management believes that the valuations used in its financial statements are reasonable and appropriately classified in the fair value hierarchy:

Assets	Level 1	Level 2	Level 3
Marketable Securities	2,127		

Marketable Securities include stocks with a fair market value of $2,127. The accounting for the mark-t0-market unrealized gain of $99 is recorded in equity.

NOTE G - Related Party

During the year the Company paid the CEO and CIO for commissions earned in the amount of $69,811 which was recorded as officers compensation.

NOTE H - ASC 606

REVENUE RECOGNITION - Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance to the performance obligations in the contract, © determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when uncertainty associated with the variable consideration is resolved.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recognized on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

NOTE I - ASC 842

The Company maintains an month-to-month oral agreement with a third party which can be terminated by either party and is not subject to ASC - 842.

NOTE J

The financial statements reflect a restatement to the 1/1/19 stockholder's equity account balance for the correction of unrealized losses recorded in the prior period in the amount of $2,490.

NOTE K

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 8th. Based upon review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Securities Capital Corporation

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-Ended December 31, 2019

Securities Capital Corporation
Supplementary Calculations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2019

Computation of Net capital

Total Shareholder's Equity	$110,951
Non-Allowable Assets	7,500
Haircuts on Securities Positions	
Securities Haircuts	318
Undue Concentration	-
Net Allowable Capital	$103,133

Computation of Basic Net Capital Requirement

Minimum Net capital Required as a Percentage of Aggregate Indebtedness	$ -
Minimum Dollar Amount Net Capital requirement of Reporting broker/dealer	$ 100,000
Net Capital Requirement	$100,000
Excess Net Capital	$ 3,133

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ -
Percentage of Aggregate indebtedness to Net capital	0.00%

Reconciliation of the Computation of Net capital Under Rule 15c3-1

Net Capital Computed and Reported on Focus as of December 31, 2019	$104,383
Adjustments	
Increase (Decrease) in Equity	(1,250)
(Increase) Decrease in Non-Allowable Assets	-
(Increase) Decrease in Securities Haircuts	-
(Increase) Decrease in undue Concentration Charges	-
Net Capital per Audit	$103,133
Reconciled Difference	-

Securities Capital Corporation
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act f 1934
As of and for the Year-Ended December 31, 2019

Statement Related to Uniform Net Capital Rule

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or , during its first year of operations, 800 % (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $103,133 which was $3,133 in excess of the required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was o%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires the Company maintain minimum net capital pursuant to a fixed dollar amount or 6- 2/3% of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as net capital in the audited computation of net capital and the broker-dealer's corresponding unaudited Part II of the Focus report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The company does not have possession or control of customer's funds or securities. There was no material inadequacies in the procedures followed in adhering to the exemptive provision of SEA Rule 15c-3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement of Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the computation of minimum net capital as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it dos not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Securities Capital **Corporation**

Supplementary Reports Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1943

As of and for the Year-Ended December 31, 2019

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2019

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(ii)

Michael Jones
Securities Capital Corporation
2107 5th Avenue North,
Ste. 500
Birmingham, AL 35202

Dear Michael Jones:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Securities Capital Corporation identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Securities Capital Corporation stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Securities Capital Corporation's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Securities Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PPLC

Tuttle Bond, PLLC

China Spring, Texas
May 8, 2020

Securities Capital Corporation
2107 5th Avenue North, Suite 500
Birmingham, Alabama 35203

May 7, 2020

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(I)(B)(2)

To the best of our knowledge and belief, Securities Capital Corporation:

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;

2. We have met identified exemption from January 01, 2019 through December 31, 2019 without exception, unless, noted in number 3, below;

3. We have no exceptions to report this year

Regards,

Michael Jones
CEO
Securities Capital Corporation